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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
                             (AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

          Securities Act Rule 801 (Rights Offering)                          [ ]
          Securities Act Rule 802 (Exchange Offer)                           [X]
          Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                [ ]
          Exchange Act Rule 14d-1(c) (Third Party Tender Offer)              [ ]
          Exchange Act Rule 14e-2(d) (Subject Company Response)              [ ]
          Filed or submitted in paper if permitted by
           Regulation S-T Rule 101(b)(8)                                     [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act.

                                Standard Bank Plc
                            -------------------------
                            (Name of Subject Company)

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      (Translation of Subject Company's Name into English (if applicable))

                                England and Wales
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        (Jurisdiction of Subject Company's Incorporation or Organization)

                                Standard Bank Plc
                       -----------------------------------
                       (Name of Person(s) Furnishing Form)

       U.S.$275,000,000 9.750 per cent. Loan Participation Notes due 2010
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                     (Title of Class of Subject Securities)

                             Common Code: 028701578
                               ISIN: XS0287015787
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              (CUSIP Number of Class of Securities (if applicable))

                                Standard Bank Plc
                                20 Gresham Street
                                 London EC2Y 7JE
                                 United Kingdom
                              +44 (0) 203 145 5700
                                  Paul Chelsom
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                       (Name, Address (including zip code)
             and Telephone Number (including area code) of Person(s)
                Authorized to Receive Notices and Communications
                          on Behalf of Subject Company)

                                November 25, 2009
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                  (Date Tender Offer/Rights Offering Commenced)

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                  PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

99.1     Consent Solicitation Memorandum dated November 25, 2009

Item 2.  Informational Legends

The required legends have been included in prominent portions of the Exhibit
99.1 referred to in Item 1.

        PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number

99.2     Press Release dated November 25, 2009

                    PART III - CONSENT TO SERVICE OF PROCESS

The Issuer is submitting to the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a Form F-X executed by the Issuer and the agent for service of process.


EXPLANATORY NOTE:

The transactions contemplated by the proposal referred to in the Consent Solicitation Memorandum dated November 25, 2009 may be deemed to be an offer of securities. Therefore, holders of the notes in the United States may only participate in the solicitation pursuant to an exemption from the U.S. tender offer rules under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

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                              PART IV - SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       STANDARD BANK PLC


                                                       By: /s/ Mark Cannon
                                                           --------------------
                                                       Name:   Mark Cannon
                                                       Title:  Attorney
                                                       Dated:  November 27, 2009

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